UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 11)*
Inseego Corp.

(Name of Issuer)
Common Stock, $0.001 par value per share

(Title of Class of Securities)

45782B302

(CUSIP Number)

Josh La Grange
Fried, Frank, Harris, Shriver & Jacobson LLP
801 17th Street, NW, Washington, DC 20006
202-639-7497

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 6, 2024

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45782B302
1	NAMES OF REPORTING PERSONS
Golden Harbor Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 4)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,267,078

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,267,078

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,267,078

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* See Item 5.

CUSIP No. 45782B302
1	NAMES OF REPORTING PERSONS
Braslyn Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
761,483

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
761,483

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
761,483

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.8%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* See Item 5.

CUSIP No. 45782B302
1	NAMES OF REPORTING PERSONS
Tavistock Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
35,689

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
35,689

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
35,689

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.3%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* See Item 5.

CUSIP No. 45782B302
1	NAMES OF REPORTING PERSONS
Joe Lewis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 4)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,064,251

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,064,251

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,064,251

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* Item 5.

This amendment (this “Amendment No. 11”) further amends and supplements the statement on Schedule 13D filed on August 10, 2018 by Golden Harbor Ltd. (“Golden Harbor”) and Joe Lewis, as amended by Amendment No. 1 filed on September 7, 2018, Amendment No. 2 filed on December 20, 2018, Amendment No. 3 filed on March 29, 2019, Amendment No. 4 filed on July 25, 2019, Amendment No. 5 filed on August 13, 2019, Amendment No. 6 filed on April 2, 2020, Amendment No. 7 filed on May 15, 2020, Amendment No. 8 filed on December 16, 2020, Amendment No. 9 filed on September 24, 2021 and Amendment No. 10 filed on July 2, 2024 (as amended, the “Original Filing”) with respect to the common stock, par value $0.001 (the “Common Stock”) of Inseego Corp. (the “Issuer”). Amendment No. 7 was the initial statement on Schedule 13D in respect of the Common Stock of the Issuer for Braslyn Ltd. and Tavistock Financial, LLC. Amendment No. 10 was the initial statement on Schedule 13D in respect of the Common Stock of the Issuer for Tavistock Holdings, Inc. (“Tavistock Holdings”). Tavistock Financial, LLC previously reported that it had ceased to be a beneficial owner of more than 5% of the outstanding shares of the Common Stock of the Issuer. The Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 11. Capitalized terms used herein but not defined herein shall have the respective meanings defined in the Original Filing.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by the addition of the following:

The disclosures set forth below in Item 4 of this Amendment regarding the Exchange are incorporated herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by the addition of the following:

Exchange
On November 6, 2024, the Issuer completed the Exchange described in Amendment No. 10, with Golden Harbor surrendering to the Issuer $24,456,000 in outstanding 2025 Notes in exchange for payment of $11,039.17 in accrued but unpaid interest arising under the 2025 Notes, $10,000,000 in principal amount of 9% Senior Secured Notes due 2029 (the “2029 Notes”), 697,736 shares of the Issuer’s Common Stock and Exchange Warrants to purchase 453,528 shares of the Issuer’s Common Stock.
The Exchange Warrants are exercisable immediately at a price of $12.12 per share of the Issuer’s Common Stock (subject to customary adjustment terms) and expire on November 6, 2028. The 2029 Notes bear interest at a rate of 9% per annum from issuance until their maturity on May 1, 2029, which interest is payable in cash. The holders of the 2029 Notes may require the Issuer to redeem them upon certain fundamental changes affecting the Issuer, and the Issuer may elect to redeem all or any portion of the 2029 Notes for cash at any time and from time to time on or before the trading day prior to the maturity of the 2029 Notes.
The Issuer filed a Form 8-K with the Securities and Exchange Commission on November 12, 2024 (the “Issuer 8-K”), further describing the Exchange Warrants and the 2029 Notes. The descriptions of the transactions and agreements set forth herein do not purport to be complete and are subject to, and qualified in their entirety by, the full text of such respective agreements, filed as Exhibits to the Issuer 8-K.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) and (b) is hereby amended and restated to read as follows:

(a) (b) For information regarding beneficial ownership, voting power and dispositive power, see the information presented on the cover pages. All percentages are based on 13,237,154 shares of Issuer’s Common Stock outstanding, which is the sum of (i) 12,282,552 shares of the Issuer’s Common Stock outstanding as of July 31, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2024, (ii) 35,689 shares of the Issuer’s Common Stock subject to vested restricted stock units, (iii) 465,385 shares of the Issuer’s Common Stock issuable upon exercise of the Loan Warrants and (iv) 453,528 shares of the Issuer’s Common Stock issuable upon exercise of the Exchange Warrants.

Item 5(c) is hereby amendment by the addition of the following:
(c) Other than as described in Item 4 of this Amendment, none of the Reporting Persons nor any of the persons listed on Schedule A has engaged in any transaction in the Common Stock in the past 60 days, except that Tavistock Holdings has an interest in 7,655 Issuer restricted stock units issued on September 30, 2024, as disclosed by Tavistock Holdings in a Form 4 filed with the SEC on October 2, 2024.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by the addition of the following:

The disclosures set forth above in Item 4 of this Amendment regarding the Exchange are incorporated herein.

In connection with the Exchange, Golden Harbor and the Issuer made and entered into that certain Exchange Agreement (the “2024 Exchange Agreement”) as of November 6, 2024, providing for the Exchange described in Item 4, as well as the Registration Rights Agreement (the “2024 Registration Rights Agreement”) providing Golden Harbor with customary registration rights in respect of the shares of Common Stock that it acquired in the Exchange and the shares of Common Stock that it may acquire upon exercise of the Exchange Warrants, pursuant to which the Issuer agreed to file a registration statement with the SEC within six months following the closing date of the Exchange. The Registration Rights Agreement also provides Golden Harbor with “piggy-back” registration rights, subject to certain requirements and customary conditions. Golden Harbor and the Issuer also agreed (in the “Exchange Letter Agreement”) that even if Golden Harbor’s broker has not yet effected the surrender of the 2025 Notes and the acceptance of the 2029 Notes, Golden Harbor shall not sell, assign or otherwise transfer such 2025 Notes and Golden Harbor shall use its best efforts to cause such notes to be formally canceled as soon as possible, while the Issuer shall perform its obligations under the 2024 Exchange Agreement as if such formal cancelation had already occurred.

The summaries set forth herein regarding the 2024 Exchange Agreement, Exchange Warrants, the 2024 Registration Rights Agreement and the 2029 Notes are qualified in each case by reference to the full text of the applicable document, each of which was filed by the Issuer as an exhibit to the Issuer 8-K. The summary set forth herein regarding the Exchange Letter Agreement is qualified by reference to the full text of the Exchange Letter Agreement, which is filed as an exhibit hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended by the addition of the following:

Exhibit No.	Description
Exhibit 19	Form of Inseego Corp. Common Stock Purchase Warrant, dated as of November 6, 2024 (incorporated herein by reference to Exhibit 10.3 of the Issuer 8-K).
Exhibit 20
Registration Rights Agreement, made and entered into as of November 6, 2024 by and among Inseego Corp. and stockholders including Golden Harbor Ltd. (incorporated by reference herein to Exhibit 10.4 of the Issuer 8-K).

Exhibit 21	Form of Inseego Corp. 9% Senior Secured Notes due 2029 (incorporated by reference herein to Exhibit 4.2(b) of the of the Issuer 8-K).
Exhibit 22	Form of Exchange Agreement, made and entered into as of November 6, 2024 by and among Inseego Corp. and Golden Harbor Ltd. (incorporated by reference herein to Exhibit 10.1 of the Issuer 8-K).
Exhibit 23	Exchange Letter Agreement, dated November 6, 2024, between Inseego Corp. and Golden Harbor Ltd.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  November 12, 2024
GOLDEN HARBOR LTD.

By:	/s/Paul Higgs
Name: Paul Higgs
Title: Director

BRASLYN LTD.

By:	/s/Paul Higgs
Name: Paul Higgs
Title: Director

TAVISTOCK HOLDINGS, INC.

By:	/s/Thomas B. Youth
Name: Thomas B. Youth
Title: Vice President

JOSEPH C. LEWIS

/s/Joseph C. Lewis